Exhibit 99.1

Consolidated Financial Statements

Marina Palms, LLC and Subsidiaries
(A Delaware Limited Liability Company)

For the Year Ended December 31, 2014 and
For The Period From April 17, 2013 Through December 31, 2013

Contents

PAGE

Independent Auditor’s Report

Consolidated Financial Statements:
Balance Sheets	1
Statements of Operations	2
Statements of Members’ Capital	3
Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5-8

Independent Auditor’s Report

To the Members
Marina Palms, LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of Marina Palms, LLC and Subsidiaries (a Delaware Limited Liability Company), which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of operations, members’ capital, and cash flows for the year then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marina Palms, LLC and Subsidiaries as of December 31, 2014, and the results of its consolidated operations and its consolidated cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.
Other Matters
The accompanying consolidated balance sheet of Marina Palms, LLC and Subsidiaries as of December 31, 2013, and the related consolidated statements of operations, members’ capital, and cash flows for the period from April 17, 2013 through December 31, 2013 were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Gerson, Preston, Robinson & Co., P.A.
February 20, 2015
Miami Beach, Florida

Marina Palms, LLC and Subsidiaries
Consolidated Balance Sheets
At December 31, 2014 and 2013

ASSETS
	2014	2013
		(Unaudited)
Assets
Cash and cash equivalents	$5,483,536	$377,291
Restricted cash	88,376,238	80,913,133
Sales contracts receivable, deemed fully collectible	133,021,548	—
Investment in real estate	30,680,725	56,760,681
Deferred selling costs	8,047,394	—
Prepaid expenses and other assets	104,977	54,050

Total assets	$265,714,418	$138,105,155

LIABILITIES AND MEMBERS' CAPITAL

Liabilities
Note payable	$46,814,529	$35,802,298
Accounts payable and accrued expenses	12,229,472	3,497,321
Deferred revenue	118,453,716	—
Customer deposits	24,135,963	82,178,423

Total liabilities	201,633,680	121,478,042

Members' capital	64,080,738	16,627,113

Total liabilities and members' capital	$265,714,418	$138,105,155

See accompanying notes.                                                1

Marina Palms, LLC and Subsidiaries
Consolidated Statements of Operations
For the Year Ended December 31, 2014 and
the Period From April 17, 2013 Through December 31, 2013

	2014	2013
		(Unaudited)
Revenues
Sales of condominiums	$113,992,860	$—
Forfeited deposits	5,000	40,000
Interest and other	127,437	33,266

Total revenues	114,125,297	73,266

Costs and expenses
Condominium cost of sales	65,632,971	—
Operating, sales and marketing expenses	11,486,931	3,524,903

Total costs and expenses	77,119,902	3,524,903

Net income (loss)	$37,005,395	$(3,451,637)

See accompanying notes.                                                2

Marina Palms, LLC and Subsidiaries
Consolidated Statements of Members' Capital
For the Year Ended December 31, 2014 and
the Period From April 17, 2013 Through December 31, 2013

		Retained Earnings/
	Capital	(Accumulated	Total
	Contributions	Deficit)	Members' Capital

Balance, April 17, 2013 (Unaudited)	$—	$—	$—

Capital contributions	20,078,750	—	20,078,750

Net (loss)	—	(3,451,637)	(3,451,637)

Balance, December 31, 2013 (Unaudited)	20,078,750	(3,451,637)	16,627,113

Capital contributions	10,448,230	—	10,448,230

Net income	—	37,005,395	37,005,395

Balance, December 31, 2014	$30,526,980	$33,553,758	$64,080,738

See accompanying notes.                                                3

Marina Palms, LLC and Subsidiaries
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2014 and
the Period From April 17, 2013 Through December 31, 2013

	2014	2013
		(Unaudited)
Operating activities
Net income (loss)	$37,005,395	$(3,451,637)
Adjustments to reconcile net income (loss) to net cash (used in)
operating activities:
Net change in percentage of completion revenue	(54,026,242)	—
Changes in operating assets and liabilities:
(Increase) in restricted cash	(7,463,105)	(80,913,133)
(Increase) in investment in real estate	—	(56,760,681)
(Increase) in prepaid expenses and other assets	(50,927)	(54,050)
Increase in accounts payable and accrued expenses	8,180,663	3,497,321
Increase in customer deposits	—	82,178,423

Net cash (used in) operating activities	(16,354,216)	(55,503,757)

Financing activities
Proceeds from promissory note	—	20,000,000
Repayment of promissory note	—	(20,000,000)
Proceeds from note payable	11,012,231	35,802,298
Contributions from members	10,448,230	20,078,750

Net cash provided by financing activities	21,460,461	55,881,048

Net increase in cash	5,106,245	377,291

Cash and cash equivalents, beginning of period	377,291	—

Cash and cash equivalents, end of period	$5,483,536	$377,291

Supplemental disclosures of cash flow information:
Interest paid during the period	$1,574,303	$1,368,892

Interest capitalized to investment in real estate	$1,574,303	$1,368,892

Supplemental disclosures of noncash activities:
In connection with percentage of completion revenue recognition:
Decrease in investment in real estate due to sales	$(65,632,971)	$—
Increase in investment in real estate due to capital expenditures	39,553,015
Increase in sales contracts receivable	133,021,548	—
Increase in deferred selling costs	8,047,394	—
Decrease in customer deposits	58,042,460	—
Increase in deferred revenue	(118,453,716)	—
Increase in accounts payable and accrued expenses	(551,488)	—

	$54,026,242	$—

See accompanying notes.                                                4

Marina Palms, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Information for the Period Ended December 31, 2013 is Unaudited)

1.	Formation and Description of Business
Marina Palms, LLC (“the Company”), a Delaware Limited Liability Company, was formed effective December 20, 2012. The Company is in the business of residential real estate development, specializing in the High Rise multi-family product through its wholly-owned subsidiaries. The real estate is located in North Miami Beach, Florida. The purchase of the property closed on April 17, 2013. There were no activities in the Company until the time of the purchase of the property.
The current site plan is approved for 468 residential condominium units and two commercial units located in two identical, 25-story towers and a 112-slip marina (the “Project”). Construction commenced on one of the towers in September 2013.

2.	Summary of Significant Accounting Policies
This summary of significant accounting policies for the Company is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements.
Principles of Consolidation. The consolidated financial statements include the financial position of the Company and its wholly-owned subsidiary, 17093 Biscayne Boulevard - North Miami, LLC, and its wholly-owned subsidiaries, Marina Palms Residences North, LLC (“North”), Marina Palms Yacht Club, LLC (“Yacht”), and Marina Palms Residences South, LLC (“South”). All significant intercompany balances and transactions have been eliminated in consolidation.
Revenue Recognition. Revenue from sales of condominiums is recognized under the percentage-of-completion method when certain criteria have been met in accordance with Accounting Standards Codification (ASC) Subtopic 360-20, Real Estate Sales (ASC Subtopic 360-20). These criteria require that construction is beyond a preliminary stage, sufficient units have been sold to assure that the entire property will not revert to rental property, the buyer is committed through its initial and continuing investment, sales price is collectible, and the aggregate sales proceeds and costs can be reasonably estimated. Provisions for estimated losses are made in the year that such losses (if any) become apparent.
Cash and Cash Equivalents. The Company considers certificates of deposit with initial maturities of three months or less to be cash equivalents for purposes of balance sheet classification and the statement of cash flows.
Restricted Cash. Restricted cash includes deposits received from customers for condominium purchases, closing proceeds, and forfeited deposit income, which have not been applied to the related loan by the lender. A portion of restricted cash is used to fund construction.
Investment in Real Estate. All qualifying direct and indirect costs relating to the Company’s investment in real estate are capitalized in accordance with ASC Subtopic 970-340, Other Assets and Deferred Costs, and include costs related to planning and development of land or construction. Planning costs include legal costs, professional fees, market feasibility studies, engineering and architectural design, impact, and permitting fees. Construction costs include all subcontractor, direct material and labor costs and indirect costs related to overhead and supervision fees. Interest and real estate taxes are capitalized to real estate during the active development period. Indirect costs that do not clearly relate to development or construction are charged to expenses as incurred.
Investment in real estate is stated at cost, unless the property is determined to be impaired. Impairment of the property is measured by a comparison of the carrying amount of the property to future estimated cash flows expected to be generated by the property or an independent appraisal. If the property is considered impaired, the property is written down to fair value. Write-downs of impaired property to fair value are recorded as adjustments to the cost basis.
Advertising. Advertising costs are expenses as incurred.

Marina Palms, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Information for the Period Ended December 31, 2013 is Unaudited)

2.	Summary of Significant Accounting Policies (Cont’d.)
Income Taxes. No provision has been made for income taxes in the accompanying financial statements since the Company is not directly subject to income taxes and the results of operations are included in the tax returns of the members.
Accounting principles generally accepted in the United States require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Financing Costs. Financing costs are deferred and are amortized over the estimated useful life of the related debt, using a method that approximates the level-yield method. Amortization of deferred financing costs during the construction period is capitalized as property costs.
Deferred Selling Costs. The Company capitalizes commissions paid to real estate brokers for the sale of its condominium units. Commissions vary by broker and are due after the buyers have fulfilled their requirement of depositing with the Company’s escrow agent the amount required by the sales contract.
The Company expenses these deferred selling costs based on the percentage-of-completion method determined by the ratio of cost incurred to date to management’s estimate of total anticipated construction cost.
Forfeited Customer Deposits. Forfeited customer deposits are recognized as income when (i) the Company has exhausted all efforts to encourage the buyer to close on the unit and (ii) the buyer has defaulted in accordance with the contract terms and all cure periods, if any, have expired or the buyer has been offered and accepted a cancellation and release agreement releasing the buyer from the terms of the contract in exchange for forfeiting all or a portion of their deposit. The Company provides an allowance when litigation by the buyer(s) to seek recovery of all or a portion of their deposits, including the Company’s cost to defend such suits, is probable.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts to revenues and expenses during the reporting period. Actual results could differ from those estimates.
Business Risk. A deterioration in national, regional, and local economic conditions could adversely impact the Company’s operations and may have a material impact on the Company’s business. The Company’s revenues, financial condition, and results of operations could decline due to this deterioration of national, regional and local economies.
Impairment of Long-lived Assets. In accordance with ASC 360-10 and 360-20, Accounting for the Impairment of Long-Lived Assets, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require an asset to be tested for possible impairment, the Company first compares the undiscounted cash flows expected to be generated by that asset to its carrying value. If the carrying value of the asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third party independent appraisals, as considered necessary. At December 31, 2014, no impairment losses were recorded.
Subsequent Events. The Company has evaluated subsequent events through February 20, 2015, the date these financial statements were available to be issued.

Marina Palms, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Information for the Period Ended December 31, 2013 is Unaudited)

2.	Summary of Significant Accounting Policies (Cont’d.)
Recently Issued Accounting Pronouncements. In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”), which requires management to evaluate, at each reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. This ASU applies to all entities and is effective for periods ending after December 15, 2016. The adoption of ASU 2014-15 is not expected to have a material effect on the Company's consolidated financial statements or disclosures.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which provides guidance for revenue recognition. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets and supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts.” ASU 2014-09’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the Company beginning January 1, 2017 and, at that time, the Company may adopt the new standard under the full retrospective approach or the modified retrospective approach. Early adoption of this ASU is not permitted. The Company is currently evaluating the method and impact the adoption of ASU 2014-09 will have on the Company's consolidated financial statements and disclosures.
In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis ("ASU 2015-02") which updates the consolidation model for limited partnerships and similar legal entities. ASU 2015-02 includes the evaluation of fees paid to a decision maker as a variable interest and amends the effect of fee arrangements and related parties on the primary beneficiary determination. The guidance is effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted. Management is evaluating the impact of the guidance on the Company's consolidated financial statements and disclosures.

3.	Concentration of Credit Risk
The Company maintains its cash balances in a financial institution located in Florida. The balances are insured by the Federal Deposit Insurance Corporation. As of December 31, 2014, the Company had a balance in excess of the insured limit.

4.	Notes Payable
On November 13, 2013, North, Yacht and South, closed on a $98 million construction note payable with a bank. The loan matures on November 15, 2015 and bears interest at a variable rate which was 3.91% at both December 31, 2014 and 2013. The loan is collateralized by the property. Interest expense on this note was $1,574,303 and $115,559 for the year ended December 31, 2014 and the period ended December 31, 2013, respectively, and was capitalized to investment in real estate.
On April 17, 2013, North, Yacht and South obtained a promissory note in the amount of $20,000,000. The proceeds of the loan were used to purchase the property. The interest rate for the loan was equal to the greater of a variable rate or 11.0%. The loan was paid off in November 2013 through the proceeds of the promissory note detailed above. Interest expense on this note was $1,283,333 for the period ended December 31, 2013 and was capitalized to investment in real estate.

Marina Palms, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Information for the Period Ended December 31, 2013 is Unaudited)

5.	Fair Value Measurements

(a)	Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments at December 31, 2014 and 2013:

•
The carrying value of cash and cash equivalents, restricted cash, sales contracts receivables, deferred selling costs, prepaid expenses and other assets, accounts payable and accrued expenses, deferred revenue and customer deposits approximate fair value due to the short maturity of these instruments.

•	The carrying value of the note payable approximates its fair value due to the interest rate being reset to the market rate on a periodic basis.
The fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(b)	Fair Value Hierarchy
The Company applies the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the statements of financial position on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.
ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements).
The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2	Inputs to the valuation methodology include:
a)    Quoted prices for similar assets or liabilities in active markets;
b)    Quoted prices for identical or similar assets or liabilities in inactive markets;
c)    Inputs other than quoted prices that are observable for the asset or liability;

d)	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.
The Company does not have any financial assets and financial liabilities that are measured at fair value on a recurring basis as of December 31, 2014 and 2013. The financial statements as of December 31, 2014 and 2013 do not include any significant nonrecurring fair value measurements relating to assets or liabilities for which the Company had adopted the provisions of ASC Topic 820.
The Company values its investment in real estate at fair value on a nonrecurring basis if it is determined that an impairment has occurred. Such fair value measurements use significant other observable inputs and significant unobservable inputs and are classified as Level 2 or Level 3 as determined appropriate. No impairments have been recorded on this property.

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